INDOSAT AGMS APPROVES DIVIDEND OF IDR 76.83 PER SHARE

WITH CHANGES TO THE COMPOSITION OF BOARD OF COMIMISSIONERS AND BOARD OF DIRECTORS

Also conducts Annual Public Expose

Jakarta, May 14, 2012, PT Indosat Tbk (“Indosat” or the “Company”) today held its Annual General Meeting of Shareholders (“AGMS” or the “Meeting”) at the Company’s headquarters. The Meeting was chaired by H.E Sheikh Abdullah Mohammed S.A. Al-Thani, President Commissioner of Indosat and attended by shareholders and their proxies representing 92.36% of the paid-in share capital.

At the AGMS, Indosat’s shareholders approved the following resolutions as put to the Meeting:

(1)

Ratify the financial statements of the Company for the financial year ended 31 December 2011 and approve the full release and discharge of the members of the Board of Commissioners from their supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company;

(2)

Allocation of net profit of the Company for the financial year ended December 31, 2011 for dividend of Rp 76.83 per share with 50% dividend pay out ratio and for reinvestment and working capital;

(3)

Remuneration for the Board of Commissioners of the Company for 2012;

(4)

Appointment of Purwantono, Suherman & Surja, member of Ernst & Young Global as the Company’s Independent Auditor for year ended 31 December 2012;

(5)

Approval to the changes of the composition of the Board of Commissioners for the period of 2012 - 2016 as follows:

-

H.E Sheikh Abdulla Mohammed S.A. Al-Thani as President Commissioner

-

Mr. Dr. Nasser Mohammed Marafih as Commissioner

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Mr. Rachmad Gobel as Commissioner

-

Mr. Rionald Silaban as Commissioner

-

Mr. Richard Farnsworth Seney as Commissioner

-

Mr. Beny Roelyawan as Commissioner

-

Mr. Thia Peng Heok George as Independent Commissioner

-

Mr. Alexander Rusli as Independent Commissioner

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Mr. Soeprapto as Independent Commissioner

-

Mr. Chris Kanter as Independent Commissioner

Appointment of Mr. Frederik Johannes Meijer as Director, replacing Mr. Laszlo Imre Barta and the composition of the Board of Directors until the year of 2015 as follows:

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Mr. Harry Sasongko Tirtotjondro, President Director

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Mr. Curt Stefan Carlsson, Director

-

Mr. Hans Christiaan Moritz, Director

-

Mr. Fadzri Sentosa, Director

-

Mr. Frederik Johannes Meijer, Director

Duties and responsibilities of the members of the Board of Directors will be determined by the Board of Commissioners as proposed by President Director.

The Company’s formal announcement of the resolution of the AGMS, including the schedule and arrangement for the payment of dividend, will be announced in newspaper on May 16, 2012.

At the same event, the Company held its 2012 Annual Public Expose at which The Company presents its latest performance.

For further information please contact:

Investor Relations

Tel:

62-21-30442615

Fax :

62-21-30003757

Corporate Secretary

Tel:

62-21-30442614

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends